UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

☒     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

Commission File No. 1-10308

A.     Full title of the plan and address of the plan, if different from that of the issuer named below:

Cendant Marketing Group
Employee Savings Plan
(formerly Trilegiant Corporation
Employee Savings Plan)

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cendant Corporation
9 West 57th Street
New York, New York 10019

CENDANT MARKETING GROUP EMPLOYEE SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of the
Cendant Marketing Group Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Cendant Marketing Group Employee Savings Plan (formerly the Trilegiant Corporation Employee Savings Plan) (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
New York, New York
June 22, 2005

CENDANT MARKETING GROUP EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Investments:
Cash and cash equivalents	$183,679	$19,012
Mutual funds	27,677,537	20,252,763
Common/collective trusts	13,903,386	14,116,265
Cendant Corporation common stock	1,646,974	1,724,771
Loans to participants	769,617	937,032

Total investments	44,181,193	37,049,843

Receivables:
Participant contributions	4,025	130,280
Employer contributions	2,891	88,105
Interest and dividends	702	610
Receivables from security sales	320	440

Total receivables	7,938	219,435

NET ASSETS AVAILABLE FOR BENEFITS	$44,189,131	$37,269,278

The accompanying notes are an integral part of these financial statements.

CENDANT MARKETING GROUP EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2004

ADDITIONS TO NET ASSETS:
Net investment income:
Interest and dividends	$1,024,547
Net appreciation in fair value of investments	3,205,156

Net investment income	4,229,703

Contributions:
Participants	4,288,798
Employer	2,798,762
Rollovers	203,318

Total contributions	7,290,878

Other income, net	8,604

Total additions	11,529,185

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	4,606,852
Administrative expenses	2,480

Total deductions	4,609,332

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	6,919,853

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	37,269,278

END OF YEAR	$44,189,131

The accompanying notes are an integral part of these financial statements.

CENDANT MARKETING GROUP EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

Effective November 3, 2004, the Trilegiant Corporation Employee Savings Plan was renamed the Cendant Marketing Group Employee Savings Plan (the “Plan”). The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description or the Plan document, which are available from Trilegiant Corporation (the “Company” or the “Plan Sponsor”), a wholly-owned subsidiary of Cendant Corporation (“Cendant”), for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan, formed on January 1, 2002, that provides Internal Revenue Code (“IRC”) Section 401(k) employee salary deferral benefits and additional employer contributions for the Company’s eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Merrill Lynch Trust Company FSB (the “Trustee”) is the Plan’s trustee.

The following is a summary of certain Plan provisions:

Eligibility – Each employee of the Company (as defined in the Plan document) is eligible to participate in the Plan following the completion of six months of service and the attainment of age eighteen.

Participant Contributions – Participants may elect to make pre-tax contributions up to 25% of pre-tax annual compensation up to the statutory maximum of $13,000 for 2004. Certain eligible participants (age 50 and over) are permitted to contribute an additional $3,000 as a catch up contribution, resulting in a total pre-tax contribution of $16,000 for 2004.

Employer Contributions – The Company makes contributions to the Plan equal to 100% of each eligible participant’s salary deferral up to 6% of such participants’ eligible compensation.

Rollovers – All employees, upon commencement of employment, are provided the option of making a rollover contribution to the Plan in accordance with Internal Revenue Service (“IRS”) regulations.

Fund Reallocation – Participants may reallocate investments among the various funds or change future contributions on a daily basis. The fund reallocation must be in 1% increments and include both employee and employer contributions. Only one reallocation is allowed each day. Participants should refer to each fund’s prospectus for a more complete description of the risks associated with each fund.

Vesting Schedule – At any time, participants are 100% vested in their pre-tax contributions. All employer contributions made on or after January 1, 2003 are fully vested. Employer contributions credited to participant accounts prior to January 1, 2003, vest as shown in the following schedule:

Years of Service	Vested Interest
Less than 1	0%
1	34%
2	67%
3	100%

Loan Provision – Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance, provided the vested balance is at least $2,000. The loans are secured by the participant’s vested account balance and bear interest at a rate equal to the prime rate plus one percent. Loan repayments are made through payroll deductions over a term not to exceed five years unless the proceeds of the loan are used to purchase the principal residence of the participant, in which case the term is not to exceed 15 years. Principal and interest are paid ratably through periodic payroll deductions.

Participant Accounts – A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings, including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged an allocation of net realized and unrealized depreciation in fair value of investments and certain administrative expenses. Allocations are based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits to Participants – Participants are entitled to withdraw all or any portion of their vested accounts in accordance with the terms of the Plan and applicable law. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59 1/2 or for hardship in certain circumstances, as defined in the Plan document, before that age. A terminated participant with an account balance of more than $5,000 (excluding rollover contributions) may elect to remain in the Plan and continue to be credited with fund earnings, or receive a lump-sum amount or installment payments equal to the value of the participant’s vested interest in his or her account. A terminated participant with an account balance of $5,000 or less will automatically receive a lump-sum distribution. Amounts payable to participants who have elected to withdraw from the Plan, but did not yet receive distributions from the Plan totaled $195,587 at December 31, 2004 (see Note 7 – Reconciliation to Form 5500).

Forfeited Accounts – Forfeited balances of participants’ non-vested accounts are first used to pay Plan expenses, if any, and then to decrease employer contributions. As of December 31, 2004 and 2003, forfeited account balances were $48,343 and $13,348, respectively. In 2004, no forfeited non-vested accounts were used to reduce employer contributions.

Administrative Expenses – Administrative expenses of the Plan may be paid by the Company; otherwise, such expenses are paid by the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America on the accrual basis of accounting.

Cash and Cash Equivalents – The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Valuation of Investments and Income Recognition – The Plan’s investments in Cendant Corporation common stock, mutual funds, the common/collective trust that does not invest in guaranteed investment contracts, loans to participants and cash and cash equivalents are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Shares of registered investment companies are valued at the quoted market price, which represents the net asset value of shares held by Plan at year-end. Loans to participants are valued at cost, which approximates fair value. A portion of the Plan’s investments in common/collective trusts consists of a fund that invests primarily in guaranteed investment contracts with high quality insurance companies. The Plan’s investments in this common/collective trust is valued at amounts contributed, plus the Plan’s pro-rata share of interest income earned by such fund, less administrative expenses and withdrawals. The value recorded in the Plan’s financial statements for such fund was $10,745,166 and $11,523,049 at December 31, 2004 and 2003, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net Assets Available for Benefits presents net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2004 and realized gains and losses on investments sold during the year then ended.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan invests in various securities including mutual funds, common/collective trusts and Cendant Corporation common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect the amounts reported in the financial statements.

Benefit Payments – Benefits to participants are recorded when paid.

3.	INVESTMENTS

The following table presents investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31:

2004
* Merrill Lynch Retirement Preservation Trust	$10,745,166
PIMCO PEA Renaissance Fund	5,037,970
Neuberger & Berman Genesis Trust Fund	3,760,677
Franklin Balance Sheet Fund	3,743,151
* Merrill Lynch Equity Index Trust	3,158,220
Davis NY Venture Fund	2,956,683
PIMCO Total Return Fund	2,375,178

2003
* Merrill Lynch Retirement Preservation Trust	$11,523,049
PIMCO PEA Renaissance Fund	3,754,320
Neuberger & Berman Genesis Trust Fund	2,741,250
* Merrill Lynch Equity Index Trust	2,593,216
Franklin Balance Sheet Fund	2,344,963
Davis NY Venture Fund	2,082,512
PIMCO Total Return Fund	2,023,260

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

2004
Mutual funds	$2,842,339
Common/collective trusts	294,395
Cendant Corporation common stock	68,422

$3,205,156

*	Permitted party-in-interest

4.	FEDERAL INCOME TAX STATUS

The Plan Sponsor adopted a nonstandardized prototype plan which received an IRS opinion letter dated June 4, 2002. The Plan has been amended since the nonstandardized prototype plan received this determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

A portion of the Plan’s investments represents shares in funds managed by Merrill Lynch Trust Company FSB, the trustee of the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2004 and 2003, the Plan held 70,444 and 77,448 shares, respectively, of Cendant Corporation common stock with a cost basis of $1,079,202 and $1,187,932, respectively.

6.	PLAN TERMINATION

Although the Company has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA. If the Plan is terminated, the amounts credited to the employer contribution accounts of all participants become fully vested.

7.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004, to Form 5500:

Net assets available for benefits per the financial statements	$44,189,131
Less: Amounts allocated to withdrawing participants	(195,587)

Net assets available for benefits per Form 5500	$43,993,544

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2004, to Form 5500:

Benefits paid to participants per the financial statements	$4,606,852
Add: Amounts allocated to withdrawing participants	195,587

Benefits paid to participants per Form 5500	$4,802,439

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2004, but not yet paid as of that date.

8.	SUBSEQUENT EVENTS

In connection with Cendant’s strategic realignment, in March 2005, Cendant’s Board of Directors formally approved the disposal of its Marketing Services division, which is comprised of Cendant’s individual membership and loyalty/insurance marketing businesses. In conjunction with the planned disposition, certain employees of Progeny Marketing Innovations Inc., an entity within the Marketing Services division, ceased to participate in the Cendant Corporation Employee Savings Plan (the

“Cendant Plan”) and became participants in the Plan. Accordingly, net assets of approximately $12.2 million were transferred into the Plan during 2005.

As a result of the planned disposition of Cendant’s Marketing Services division, certain assets of Cendant Travel, Inc., a participating company in the Cendant Plan, were transferred during 2005 to Travelers Advantage Services, Inc., an entity within Cendant’s Marketing Services division and a participating company in the Plan. In conjunction with this transfer, certain employees of Cendant Travel, Inc. ceased to participate in the Cendant Plan and became participants in the Plan. Accordingly, net assets of approximately $5.0 million were transferred into the Plan during 2005.

******

Plan Number: 001
EIN: 06-1623333

CENDANT MARKETING GROUP EMPLOYEE SAVINGS PLAN

FORM 5500, PART IV, SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT
END OF YEAR) AS OF DECEMBER 31, 2004

		Number of
Identity of Issue, Borrower,	Description of	Shares, Units
Lessor or Similar Party	Investment	or Par Value	Cost***	Current Value

*Cendant Corporation Common Stock	Common stock	70,444		$1,646,974
*Merrill Lynch Equity Index Trust	Common/collective trust	35,526		3,158,220
*Merrill Lynch Retirement Preservation Trust	Common/collective trust	10,745,166		10,745,166
Davis NY Venture Fund	Mutual fund	96,340		2,956,683
Fidelity Advisor Mid-Cap Fund	Mutual fund	84,153		2,122,343
Franklin Balance Sheet Fund	Mutual fund	64,249		3,743,151
Franklin Small-Cap Growth Fund	Mutual fund	38,823		459,660
ING International Small Cap Growth Fund	Mutual fund	17,567		579,877
MASS Investors Growth Stock Fund	Mutual fund	141,808		1,752,750
*Merrill Lynch Aggregate Bond Index Fund	Mutual fund	168,512		1,816,555
*Merrill Lynch Equity Dividend Fund	Mutual fund	24,619		351,312
*Merrill Lynch Eurofund	Mutual fund	40,547		688,490
*Merrill Lynch International Index Fund	Mutual fund	36,297		406,163
*Merrill Lynch Small-Cap Index Fund	Mutual fund	63,827		899,967
Neuberger & Berman Genesis Trust Fund	Mutual fund	88,134		3,760,677
PIMCO PEA Renaissance Fund	Mutual fund	189,255		5,037,970
PIMCO Total Return Fund	Mutual fund	222,603		2,375,178
Templeton Foreign Fund	Mutual fund	59,086		726,761
Loans to participants **				769,617
Cash and cash equivalents				183,679

Total				$44,181,193

*  Represents a permitted party-in-interest.

**  Maturity dates range from January 2005 to March 2019. Interest rates range from 5.0% to 10.5%.

***  Cost information is not required for participant-directed investments.

******

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cendant Marketing Group Employee Savings Plan

By:	/s/ Terence P. Conley
Terence P. Conley
Executive Vice President,
Human Resources and Corporate Services
Cendant Corporation

Date: June 24, 2005